Exhibit 4.3.1

[REUTERS LIMITED LETTERHEAD]

22 October 2004

SAVVIS Communications Corporation
1285 Worldgate Drive
Herndon, VA 20170
Attn: Executive Vice President, Strategic Development

Re:      Network Services Agreement

Ladies and Gentlemen:

Reference is made to the Network Services Agreement by and between Savvis Communications Corporation (“Savvis”) and Reuters Limited (“Reuters”), dated as of September 28, 2001 (together with subsequent amendments thereto, the “Agreement”). The purpose of this letter is to set forth the parties’ agreement regarding any credits, payments or offsets, including but not limited to those against Domestic or International MMCs, due as a result of Reuters’ making of any Bankruptcy Payments, as provided in Sections 3.6.2, 3.6.7 and 11.2 of the Agreement. The Parties intend by this Agreement to compromise, settle, resolve and discharge all claims, contracts and liabilities between them regarding the Bankruptcy Payments or any credits arguably due as a result of Bankruptcy Payments upon the terms and conditions hereinafter set forth in order to avoid further expense, inconvenience and unnecessary litigation without any admission, assumption or finding of liability by or against either Party. Capitalized terms used, but not defined, herein shall have the meaning set forth in the Agreement.

Notwithstanding anything in the Agreement to the contrary, as the sole result of Reuters’ making any Bankruptcy Payments, the Domestic MMC shall be adjusted as follows:

a)      All MMC obligations shall cease as of October 1, 2005.

b)      Reuters will receive a monthly credit against its Domestic Shortfall Payment obligation for each month from January 1, 2005 through September 30, 2005 equal to the greater of (i) $388,889 and (ii) 60% of the Domestic Shortfall Payment for such month provided that such credit(s) shall never exceed $667,667 in any single month or $6 million in the aggregate. For the avoidance of doubt, the preceding does not affect the calculation of the Domestic Monthly Spend, but only the amount of the Domestic Shortfall Payment that Reuters is required to pay to Savvis

In consideration for the credits specified herein, Reuters on behalf of itself and all affiliates waives its right to make any further claim for Bankruptcy Payments, or to obtain any further payment, credit or offsets for Bankruptcy Payments, and Savvis, on behalf of itself and all affiliates, waives its right to claim that any Bankruptcy Payments credits or offsets agreed to herein were improperly paid to Reuters or to obtain any refund of such. Please sign and return both copies of this letter to confirm your acceptance of the above. One copy will be returned to you in due course for your records.

Very truly yours,

Reuters Limited

By:	/s/ Barry Woodward
Name: Barry Woodward
Title: Head of Infrastructure Development & Networking

Accepted as of the day and year first above written:

SAVVIS Communications Corporation

By:	/s/ Grier C. Raclin
Name: Grier C. Raclin
Title: Chief Legal Officer
Date: October 25, 2004